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                           August 1, 2022

       Jeffrey Chi
       Chief Executive Officer
       Vickers Vantage Corp. I
       1 Harbourfront Avenue, #16-06
       Keppel Bay Tower, Singapore 098632
       Singapore

                                                        Re: Vickers Vantage
Corp. I
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed July 21, 2022
                                                            File No. 333-264941

       Dear Dr. Chi:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 11, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       Questions and Answers About the Business Combination and the Meeting, page 5

   1. We note your response to prior comment 2. Please revise this section to include a Q&A discussing the material
U.S. federal income tax consequences to Vickers shareholders who exercise their
redemption rights.
       Proposal 1 - The Business Combination Proposal
       Background of the Business Combination, page 118

   2. We note your response to prior comment 6 and reissue in part. Your disclosure elsewhere in the prospectus
indicates that the valuation ascribed to Scilex in the merger is $1.5
 Jeffrey Chi
FirstName   LastNameJeffrey Chi
Vickers Vantage  Corp. I
Comapany
August      NameVickers Vantage Corp. I
        1, 2022
August
Page  2 1, 2022 Page 2
FirstName LastName
         billion less certain Scilex indebtedness. Please revise to provide more detailed disclosure regarding how the parties negotiated and agreed on this valuation. In your revisions, please describe the analysis that Vickers conducted to determine that the final valuation was reasonable. To the extent that the only valuation analysis conducted by Vickers was the review of Scilex's financial projections from Q1 2021 and the Redwood Projections from April 2021 referenced in the disclosure, please so state and discuss the reasons why
         Vickers' management and board of directors did not conduct additional valuation review or analysis prior to the signing of the Merger Agreement in March 2022. Please also quantify Sorrento's January 2021 valuation of Scilex and revise to disclose the reasons
         Vickers board did not consider this valuation.
Proposal 1 - The Business Combination Proposal
Certain Scilex Projected Financial Information, page 126

3. We note your disclosure that the Scilex Management Projections were prepared in the first quarter of 2021 while Sorrento did not acquire the rights to SP-104 until April 2021.
         Please further expand your disclosure to explain how you were able to reasonably estimate revenue projections for SP-104 prior to its acquisition. Similarly, please explain how
         Redwood was also able to estimate the costs of sales using confidential negotiated contract prices with the manufacturer prior to acquisition.
4. As previously requested in the first bullet to prior comment 8, please disclose the date
         Redwood prepared the projections and when those projections were received by Scilex management. Further, explain why the Vickers Board received the Redwood projections in April 2021 when the non-disclosure agreement was not entered into until June 9, 2021.
5. Please expand your disclosures for footnote 4 to the Scilex Management Projections, to clarify that the assumption SP-102 would receive regulatory approval in the first half of
         2022 with commercialization in the second half of 2022 was not met. Similarly, please clarify whether the expectations for the receipt of regulatory approval and commercialization for SP-103 and SP-104 remain consistent with the expectations used in preparing the projections.
6. For the Redwood Projections, please expand footnotes 4 and 5 to address those years that do not appear to be consistent with the disclosure in terms of how the amount was estimated. In this regard, we note that operating expenses for fiscal year 2023 only increased 1.7%, fiscal years 2025 and 2028 declined. Similarly, total other income
         & expense for fiscal years 2027 through 2030 increase well over the 4-5% disclosed increase.
Index to Financial Statements
15. Subsequent Events
Sorrento Cash Contribution, page F-79

7. Please revise your disclosure to appropriately characterize this transaction and to provide
 Jeffrey Chi
Vickers Vantage Corp. I
August 1, 2022
Page 3
      context for the transaction. Refer to your response to prior comment 15 in your letter
      dated July 20, 2022 and to the FASB Codification   s Master Glossary for
the definition of
      contribution.
General

8. We note your response to prior comment 16. We also note disclosure on page 196 and 288 stating Scilex relied upon input from its financial advisors regarding trends for similar transactions in determining the interim redemption scenario. Please reconcile your disclosure or advise.
9. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
      Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
       You may contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Alan Campbell at 202-551-4224 with any other questions.



                                                            Sincerely,
FirstName LastNameJeffrey Chi
                                                            Division of
Corporation Finance
Comapany NameVickers Vantage Corp. I
                                                            Office of Life
Sciences
August 1, 2022 Page 3
cc:       Joan Guilfoyle, Esq.
FirstName LastName